sembcorp

RECEIVED
2009 JAN 27 A 7:21

Co Regn No: 199802418D

Rule 12g3-2(b) File No. 825109

22 December 2008

09045195

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

SUPPL

Dear Sirs

Sembcorp Industries Ltd
<u>Rule 12g3-2(b) file No. 825109</u>

The enclosed are the announcements submitted to the Singapore Exchange Securities Trading Limited being furnished to the Securities and Exchange Commission (the "SEC") on behalf of Sembcorp Industries Ltd (the "Company") pursuant to the exemption from the Securities Exchange Act of 1934 (the "Act") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Yours faithfully

PROCESSED
JAN 29 2009
THOMSON REUTERS

Kwong Sook May
Company Secretary

Encs

C jesstan/SgxnetAnn/SE Cltr

SEMBCORP INDUSTRIES LTD
(Registration No: 199802418D)

Pursuant to Rule 704 (26) of the Listing Manual of the Singapore Exchange Securities Trading Limited, Sembcorp Industries Ltd wishes to announce the following details on the use of treasury shares:-

a)	Date of the ~~sale,~~ transfer~~, cancellation and/or use~~:	19 December 2008	
b)	Purpose of such ~~sale,~~ transfer~~, cancellation and/or use~~:	Executives' Shares Option Plan	
c)	Number of treasury shares ~~sold,~~ transferred, ~~cancelled and/or used~~:	4,126	
d)	Number of treasury shares before and after such ~~sale,~~ transfer~~, cancellation and/or use~~:	Before change	8,383,993
		After change	8,379,867
e)	Percentage of the number of treasury shares against the total number of shares outstanding in a class that is listed before and after such ~~sale,~~ transfer~~, cancellation and/or use~~:	Before change	0.47%
		After change	0.47%
f)	Value of the treasury shares if they are used for a ~~sale or~~ transfer~~, or cancelled~~:	S$17,104.57	

Kwong Sook May
Company Secretary

19 December 2008

SEMBCORP INDUSTRIES LTD
(Registration No: 199802418D)

Pursuant to Rule 704 (26) of the Listing Manual of the Singapore Exchange Securities Trading Limited, Sembcorp Industries Ltd wishes to announce the following details on the use of treasury shares:-

a)	Date of the ~~sale,~~ transfer~~, cancellation and/or use~~:	12 December 2008	
b)	Purpose of such ~~sale,~~ transfer~~, cancellation and/or use~~:	Executives' Shares Option Plan	
c)	Number of treasury shares ~~sold,~~ transferred, ~~cancelled and/or used~~:	13,625	
d)	Number of treasury shares before and after such ~~sale,~~ transfer~~, cancellation and/or use~~:	Before change	8,397,618
		After change	8,383,993
e)	Percentage of the number of treasury shares against the total number of shares outstanding in a class that is listed before and after such ~~sale,~~ transfer~~, cancellation and/or use~~:	Before change	0.47%
		After change	0.47%
f)	Value of the treasury shares if they are used for a ~~sale or~~ transfer~~, or cancelled~~:	S$56,483.21	

Kwong Sook May
Company Secretary

12 December 2008

END